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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

or

/ /	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____ Commission file number: 001-15019

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEPSIAMERICAS, INC. HOURLY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEPSIAMERICAS, INC.
4000 Dain Rauscher Plaza, 60 South Sixth Street Minneapolis, Minnesota 55402

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSIAMERICAS, INC. HOURLY 401(K) PLAN

Dated:	June 27, 2003	By:	/s/ Anne Sample

Anne Sample
Senior Vice President –Human Resources

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PEPSIAMERICAS, INC. HOURLY 401(K) PLAN AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH INDEPENDENT AUDITORS' REPORT

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PEPSIAMERICAS, INC. HOURLY 401(K) PLAN AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH INDEPENDENT AUDITORS' REPORT CONTENTS

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Independent auditors' report	F-4

Financial Statements:

Statement of net assets available for benefits	F-5

Statement of changes in net assets available for benefits	F-6

Notes to financial statements	F-7 to F-12

Consent of independent auditors	Exhibit 23

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Independent Auditors' Report To the Administrative Committee of PepsiAmericas, Inc. Hourly 401(k) Plan Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ OSTROW REISIN BERK & ABRAMS, LTD.

Chicago, Illinois June 20, 2003

F-4

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2002	2001

Assets:
Plan interest in PepsiAmericas, Inc. Defined Contribution Master Trust	$67,995,307	$71,166,475

Contributions receivable:
Participant		113,930
Employer, net of forfeitures		33,373

Total assets	67,995,307	71,313,778

Liabilities:
Expenses payable	13,194	81,688

Total liabilities	13,194	81,688

Net assets available for benefits	$67,982,113	$71,232,090

See notes to financial statements

F-5

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,		2002		2001

Additions to net assets attributed to:
Net investment loss from the PepsiAmericas, Inc. Defined Contribution Master Trust	$	(7,321,848)	$	(4,584,992)

Contributions:
Participant		6,021,488		5,430,017
Employer, net of forfeitures		3,162,698		1,438,031

Total additions, net		1,862,338		2,283,056

Deductions from net assets attributed to:
Participant's withdrawals		4,752,366		4,860,997
Administrative expenses		359,949		241,012

Total deductions		5,112,315		5,102,009

Transfers from other plans (Note 5)				8,381,902

Increase (decrease) in net assets		(3,249,977)		5,562,949

Net assets available for benefits:
Beginning of year		71,232,090		65,669,141

End of year		$67,982,113		$71,232,090

See notes to financial statements

F-6

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the PepsiAmericas, Inc. Hourly 401(k) Plan (as amended and restated January 1, 2001) (formerly known as the PepsiAmericas, Inc. Hourly Retirement Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan, which covers eligible employees of PepsiAmericas, Inc. and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with PepsiAmericas, Inc. being considered an Employer. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

The Plan permits participating Employers to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a Pre-tax 401(k) Savings Plan or an After-tax Savings Plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

The total annual pre-tax contributions by a participant were limited in 2002 to $11,000 and in 2001 to $10,500, (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the participant’s total compensation during the year.

Forfeitures:

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a participant has been terminated or withdrawn from the Plan. In the event a participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the participant’s account any previously forfeited amount used to reduce Employer contributions.

F-7

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (continued)

Plan termination:

Although it has not expressed any intent to do so, PepsiAmericas, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant accounts:

Each participant’s account is credited with the participant’s contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans:

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant’s vested account balance or $50,000. The loans bear interest at the trustee’s current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account.

Vesting:

Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service, if permanently disabled, upon attainment of age 65, upon death, or if terminated by an Employer for specific reasons.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of benefits:

On termination of service, a participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of immediate or deferred annuity, or disbursement amounts at their discretion.

F-8

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (continued)

Expenses:

External administrative expenses for the preparation and maintenance of the Plan’s financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment options:

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan’s Administrative Committee as available for investment purposes. As of December 31, 2002 and 2001, the following investment funds were offered:

•	Conservative Portfolio
•	Moderate Portfolio
•	Growth Portfolio
•	Aggressive Growth Portfolio
•	Fixed Income Fund
•	Large Company Fund
•	Small Company Fund
•	International Fund
•	PepsiAmericas, Inc. Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

2.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the PepsiAmericas, Inc. Defined Contribution Master Trust (“the Trust”) which was established for the investment of assets of the Plan and another PepsiAmericas, Inc. sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the “Trustee”). The Plan’s interest in the net assets of the Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Trust was approximately 27%.

F-9

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust (continued)

The Trust held the following classifications of investments as of December 31, 2002 and 2001:

	2002	2001

Investments at market value:
Common stock: PepsiAmericas, Inc.	$16,767,140	$16,675,285
Collective investment trusts	144,500,397	166,180,321
Participant notes receivable	6,723,371	6,333,226

Investments at contract value:
Investment contracts	85,186,896	71,621,387

Total Trust investments	$253,177,804	$260,810,219

As of December 31, 2002 and 2001, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $3,665 and $10,455, respectively.

Investment loss for the Trust is as follows for the years ended December 31, 2002 and 2001:

		2002		2001

Net depreciation in fair value of investments:
Common stock	$	(193,865)	$	(3,875,582)
Collective investment trusts		(26,538,978)		(17,245,918)

		(26,732,843)		(21,121,500)
Interest, dividends and other		4,509,078		4,113,450

Total investment loss	$	(22,223,765)	$	(17,008,050)

F-10

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Summary of significant accounting policies

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment valuation and income recognition:

Except for the investment contracts, the Trust’s investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 2002 and 2001, was 4.7% and 5.7%, respectively. The aggregate interest rate for the investment contracts as of December 31, 2002 and 2001, was 5.1% and 5.9%, respectively. The fair value of the investment contracts in the Trust as of December 31, 2002 and 2001, was approximately $90,800,000 and $76,900,000, respectively.

The Trust records investment transactions on a trade date basis. Dividends are recorded on the ex-dividend date.

Benefits paid to participants:

Benefits paid to participants are recorded when paid.

Use of estimates:

The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

F-11

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PEPSIAMERICAS, INC. HOURLY 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

5.	Transfers from other plans

Effective July 3, 2001, the assets attributable to the accounts of the participants under the Delta Beverage Group, Inc. Retirement Savings Plan were transferred to the Trust. The asset transfer amounted to approximately $15.3 million.

Effective October 2, 2001, the assets attributable to the accounts of the participants under the PepsiAmericas, Inc. Retirement Savings Plan were transferred to the Trust. The asset transfer amounted to approximately $10.4 million.

6.	Subsequent events

Effective January 1, 2003, the Plan was amended and the name of the Plan changed to the PepsiAmericas, Inc. Hourly 401(k) Plan. The former name of the Plan was the PepsiAmericas, Inc. Hourly Retirement Savings Plan.

Effective January 1, 2003, Fidelity Investments was appointed as the successor trustee to Northern Trust Company. On January 3, 2003, The Northern Trust Company transferred the assets of the PepsiAmericas, Inc Defined Contribution Master Trust to Fidelity Investments. The asset transfer amounted to $252,889,860.

F-12